SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

31 May, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- _______

                                                                                                                                                                                                                                                                                                                                             31May 2012

LLOYDS BANKING GROUP PLC
NOTIFICATION OF VOTING RIGHTS AND CAPITAL

The total number of shares issued by Lloyds
Banking Group plc with rights to vote which are exercisable in all circumstances at general meetings is 70,342,844,289 ordinary shares of 10p each, which includes shares represented by American Depositary
Receipts.   No shares are held in treasury.

That figure may be used by shareholders as the "denominator" for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Lloyds Banking Group plc under the Financial Services Authority's disclosure and transparency rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 31 May, 2012